Exhibit 1
STOCK PURCHASE PLAN

Becker Drapkin Management, L.P. (the “Advisor”) on behalf of a Managed Account, as of September 13, 2012, has entered into this Stock Purchase Plan (the “Purchase Plan”) in order to purchase the common stock (“Stock”) of Tuesday Morning Corp. (the “Issuer”) pursuant to the requirements of and in conformity with the provisions of Rule 10b5-1 (“Rule 10b5-1”) promulgated under the Securities Exchange Act of 1934.

The Advisor requests that Knight Capital Americas LLC (“KCA”) executes the Purchase Plan pursuant to the following:

1.	KCA will purchase shares of Stock pursuant to the written instructions on Appendix A on a “not held” basis.

2.
KCA will use its reasonable efforts to effect all open-market purchases pursuant to this Purchase Plan in accordance with the provisions of Rule 10b5-1.  KCA will advise the Advisor of all purchases executed under this Purchase Plan pursuant to the customary trade confirmation.

3.	This Purchase Plan will terminate upon the earliest of:

i.	the opening of the trading day immediately following the receipt by KCA of written notice by the Advisor of termination of the Purchase Plan;

ii.	the completion of the purchases contemplated by the Purchase Plan;

iii.
the date KCA becomes aware of the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, in each case with respect to the Issuer or the taking of any corporate action by the Issuer to authorize or commence any of the foregoing;

iv.
the date the Issuer or any other person publicly announces a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or other similar business combination or transaction as a result of the consummation of which the Stock would be exchanged or converted into cash, securities or other property.

v.
the Advisor’s or KCA’s reasonable determination that: (a) the Purchase Plan does not comply with Rule 10b5-1 or other applicable securities laws; or (b) the Advisor has not, or KCA has not, complied with the Purchase Plan, Rule 10b5-1 or other applicable securities laws.

4.	Any transaction pending at the time that this Purchase Plan is terminated shall be completed and KCA shall receive the commission set forth in paragraph 5 below.

5.	The Advisor will pay KCA $.02 per share commission.

6.	KCA must suspend purchase of shares of Stock under this Purchase Plan on a particular day for any of the following reasons:

i.	A day specified by the Purchase Plan is not a day on which the shares of Stock trade regularly on the listing exchange or primary market center;

ii.	Trading of the shares of Stock on the listing exchange or the primary market center is suspended for any reason; or

iii.
KCA cannot effect a purchase of shares of Stock due to legal, regulatory or contractual restrictions applicable to it, the Issuer or the Advisor (including without limitation, Regulation M or Rule 10b-5).

KCA will resume purchases in accordance with Paragraph 1 and 2 and this Purchase Plan on the next day specified in the Purchase Plan after the condition causing the suspension of purchases has been resolved to the satisfaction of KCA, the Issuer and the Advisor.

7.
This Purchase Plan may be modified or amended by the Advisor provided that (a) such modification is (i) in writing, (ii) made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b-and (iii) is in accordance with the terms of the Purchase Plan; and (b) at the time of such modification or amendment the Advisor represents and warrants to KCA that it is not in possession of any non-public material information.

8.
KCA will from time to time trade on a proprietary basis in shares of Stock while in possession of this Purchase Plan and orders contemplated hereby, in accordance with industry rules, including New York Stock Exchange Rule 92.  By signing this agreement, you acknowledge the foregoing disclosures, and consent to KCA trading while it is in possession of this Plan or Advisor’s order.

A.           The Advisor’s Representations and Warranties

The Advisor makes the following representations and warranties, each of which shall continue while this Purchase Plan is in effect and will survive the termination of this Purchase Plan:

i.
At the time of the Advisor’s execution of this Purchase Plan, the Advisor is not aware of any material, non-public information with respect to the Issuer or the Stock.  The Advisor is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or other applicable securities laws.

ii.
Purchases of Stock under this Purchase Plan have been duly authorized by the Advisor and are not prohibited by any legal, regulatory or contractual restriction or undertaking binding on the Advisor.  The Advisor will inform KCA as soon as possible of any subsequent legal or contractual restrictions affecting the execution of the Purchase Plan by KCA or the Advisor and of the occurrence of any event that would cause the Purchase Plan to be suspended or to end as contemplated in paragraphs 3 and 6.

iii.	The Advisor agrees not to enter into or alter any corresponding or hedging transaction with respect to the Stock while this Purchase Plan remains in effect.

iv.
If applicable, the Advisor agrees to provide KCA with all necessary information regarding the Advisor’s previous purchases, as may be required for KCA to calculate the Advisor’s volume limitations under Rule 10b-18.

v.
The Advisor agrees to provide KCA any documents that it reasonably requests to effect this Purchase Plan, including but not limited to: (i) a W-8 for the Advisor; (ii) a copy of resolutions duly adopted by the Advisor’s Board of Directors authorizing the Repurchase Program and/or this Purchase Plan; if applicable, and (iii) a corporate resolution or secretary’s certificate identifying the undersigned and other specified individuals the authority to implement the Purchase Plan by, among other things, engaging a broker-dealer to act as the Advisor’s agent for such purposes, establishing and maintaining an account on behalf of the Advisor for the Purchase Program and to transact in and instruct such broker or dealer on the account to effect the Purchase Plan (“Authorized Persons”).

vi.	The Advisor agrees that it will not take any action that would cause any purchase of Stock under this Purchase Plan not to comply with Rule 10b5-1 or any other applicable law.

vii.
The Advisor agrees that it does not have authority, influence or control over any purchase of Stock effected by KCA pursuant to this Purchase Plan and will not attempt to exercise any such authority, influence or control.  The Advisor agrees that it will not, communicate any information relating to the Stock, the Issuer or the Advisor to any employee of KCA or its affiliates who are responsible for purchasing Stock in accordance with this Purchase Plan and during the time this Purchase Plan is in effect.

viii.
The Advisor acknowledges and agrees that the Purchase Plan is a “securities contract,” as such  term is defined in Section 741(7) of Title 11 of the United States Code, as it may be amended (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

ix.
This Purchase Plan constitutes the Advisor’s legal, valid and binding obligation enforceable against the Advisor in accordance with its terms.  There is no litigation, arbitration or other proceeding pending, or to the Advisor’s knowledge threatened, that would prevent or interfere with the Advisor’s purchase of Stock under this Purchase Plan.

x.	That KCA will be the Advisor’s exclusive agent for the purchase of shares of Stock pursuant to this Purchase Plan and any other repurchase program during the duration of this Purchase Plan.

xi.
The Advisor agrees to transfer funds for purchases of Stock that KCA makes on behalf of the Advisor as set forth on Appendix B or upon request by KCA, but in no case later than the settlement date stipulated on the applicable trade confirmation.  Wire instructions are included on Appendix B and settlement related questions should be directed to the individuals listed on Appendix B.

xii.
The Advisor agrees to provide KCA with trade reporting and security delivery instructions, as outlined in Appendix B, for the daily trade reporting and account statements as well as the delivery of the Stock purchased by KCA on the Advisor’s behalf.

B) Indemnification and Limitation on Liability

1.
The Advisor  agrees to indemnify and hold harmless KCA (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorney’s fees and costs) arising out of or attributable to:  a.) any material breach by the Advisor of this Purchase Plan (including the Advisor’s representations and warranties), and b.) any violation by the Advisor of applicable laws or regulations.  The Advisor will have no indemnification obligations to the extent of the gross negligence or willful misconduct of KCA or any other indemnified person. This indemnification will survive the termination of this Purchase Plan.

2.	Notwithstanding any other provision herein, except for a breach of Section 8A or a party’s gross negligence or willful misconduct, neither KCA or the Advisor will be liable for:

i.
Special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages or any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen.

ii.
Any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

3.
The Advisor acknowledges and agrees that KCA has not provided the Advisor with any tax, accounting or legal advice with respect to this Purchase Plan, including whether the Advisor would be entitled to any of the affirmative defenses under Rule 10b5-1.

C) Governing Law

This Purchase Plan will be governed by, and construed in accordance with, the laws of the State of New York, without regard to such State’s conflict of laws rules.

D) Entire Agreement

This Purchase Plan (including any Appendices, Annexes or Exhibits) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral.

E) Assignment

This Purchase Plan and each party’s rights and obligations hereunder may not be assigned or delegated without the written permission of the other party and shall inure to the benefit of each party’s successors and permitted assigns, whether by merger, consolidation or otherwise.

F) Notices

All required notifications to KCA under this Purchase Plan shall be made in writing, sent via facsimile and confirmed by telephone to:

       [redacted]

All required notifications to the Advisor under this Purchase Plan shall be made in writing, sent via facsimile, and confirmed by telephone to:

[redacted]

G) Counterparts

This Purchase Plan may be executed in two or more counterparts and by facsimile signature.

Your execution of this agreement constitutes your representation that you are authorized by the Advisor to enter into this agreement and confirms your agreement with the foregoing.  Upon executing and returning one copy of this letter to the undersigned, this agreement shall become a binding agreement between the Advisor and Knight Capital Americas LLC

BECKER DRAPKIN MANAGEMENT, L.P.
By: /s/ Steven Becker
Name: Steven Becker
Title: Partner

ACKNOWLEDGED AND AGREED:

Knight Capital Americas LLC

By: /s/ Joseph Mazzella
Name: Joseph Mazzella
Title: SMD